
October 3, 2022

Mark Hamburg
Chief Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

> **Re: Berkshire Hathaway Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2022**
> **File No. 001-14905**

Dear Mark Hamburg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Jenifer Broder